UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

KB Securities Capital Increase

On June 26, 2026, the board of directors of KB Securities Co. Ltd. (“KB Securities”), a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”) resolved to increase its capital through the issuance of common shares. Key details are as follows:

•	Type of shares to be issued: Common shares of KB Securities

•	Number of shares to be issued: 56,753,688 (par value KRW 5,000 per share)

•	Issue price per share (KRW): 17,620

•	Aggregate net proceeds (KRW): 999,999,982,560

•	Number of KB Securities shares issued prior to the capital increase:

•	Common shares: 331,953,757

•	Preferred shares: None

•	Purpose of the capital increase: To provide working capital

•	Method of distribution: Subscription by KB Securities shareholders

•	Expected subscription date: July 22, 2026

•	Number of shares allocated per share: 0.1709687

•	Method of calculating purchase price: Through a resolution of the board of directors of KB Securities based on the value of the shares calculated pursuant to the Inheritance Tax and Gift Tax Act

•	The shares will be locked up for one year in deposit with the Korea Securities Depository (KSD).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 26, 2026	By: /s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer